July 13, 2017

VIA EDGAR AND FEDEX

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: PetIQ, Inc.

Registration Statement on Form S-1 (File No. 333-218955)
CIK No. 0001668673

Dear Mr. Reynolds:

Set forth below is the response of PetIQ, Inc. (the “Company”) to a comment provided orally by the Staff of the Securities and Exchange Commission (the “Commission”) to the Company on July 12, 2017 and subsequently discussed with the Staff on July 13, 2017, relating to the changed pages to the Company’s Registration Statement on Form S-1 submitted to the Commission on June 23, 2017 (the “Registration Statement”), as amended by Amendment No. 1 submitted on July 6, 2017 and Amendment No. 2 submitted on July 11, 2017. For convenience of reference, the comment provided by the Staff has been reproduced in italicized type herein.

Comment

Please show a computation of pro forma deferred tax assets that shows book basis, tax basis and the tax rate used to calculate the deferred tax asset and the basis for recognizing the tax basis under the GAAP literature.

Response:

The Company’s deferred tax analysis assumes an $85.0 million offering at a price of $15.00 per share, which is the midpoint of the range set forth on the cover of the prospectus.

	GAAP basis	Tax basis	Difference	Tax rate(d)	Deferred Tax Asset
Net Assets (a)	$44.6	$46.3	$1.7	37%	$0.7
Tax Basis Step up(b)		$22.9	$22.9	37%	$8.5
Net Operating Losses(c)	$0.0	$7.2	$7.2	37%	$2.7
	Net Deferred Tax Asset				$ 11.9

July 13, 2017

(a)	Net assets represent PetIQ’s allocable share of HoldCo’s historical book and tax basis on PetIQ’s assets and liabilities. The tax basis is calculated in accordance with Internal Revenue Code of 1986, as amended (the “IRC”), Section 704 and the related treasury regulations.
(b)	Tax basis step up represents the 1,589,642 LLC Interests purchased from Continuing LLC owners for $15.00 per share, paid in Preference Notes. The historical basis represents the basis of the respective Continuing LLC Owners who are selling LLC Interests. The $22.9 million step up for tax purposes is calculated by computing the difference in total proceeds received by the Continuing LLC owners who are selling LLC Interests of $23.8 over their correlating historical tax basis of $0.9 million.
(c)	Net Operating losses represent the historical net operating losses of the Sponsor Corps, which are contributed to PetIQ Inc. in a tax deferred exchange by Certain Sponsors. The transaction is expected to be an IRC Section 381 transaction and result in PetIQ succeeding to the historical net operating losses of the Sponsor Corps.
(d)	The tax rate is PetIQ’s estimated marginal federal and state tax rate based on 2016 operations.

As a result of the Transactions and the Offering, the Company will hold an investment in a pass-through entity (HoldCo) that is consolidated for GAAP purposes, and the financial reporting basis of such investment in HoldCo will be different than our tax basis in such investment. ASC 740-30-25-7 and ASC 740-30-25-9 provide that a difference between the amount of financial reporting basis and tax basis of an investment in a consolidated subsidiary should not be recognized if the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the entity expects that it will ultimately use that means.

In the context of an investment in a consolidated pass-through entity, deferred taxes are recognized for the outside basis difference because the difference will have future tax consequence to the parent either when the investment in the subsidiary is sold or when the inside basis differences of the subsidiary reverse and flow through to the parent. Thus, the exceptions to recognizing deferred tax assets and liabilities related to the temporary differences between the Company’s book and tax basis in its investment in HoldCo do not apply to the Company and, as a result, the Company has recorded deferred tax assets related to the excess of the tax basis of our investment over the amount of our financial reporting basis in its investment in HoldCo.

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July 13, 2017

If you have any questions regarding any of the response in this letter, please call me at (312) 558-5257.

Respectfully Submitted,

/s/ James J. Junewicz

James J. Junewicz

cc:	McCord Christensen

John Newland

Robert Mooney

Dominick P. DeChiara

Bryan C. Goldstein